# IVY DISTRIBUTORS, INC.

Statement of Cash Flows

Year ended December 31, 2017

(In thousands)

| | | |
|---|---|---:|
| Cash flows from operating activities: | | |
| Net loss | $ | (20,284) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Depreciation | | 864 |
| Amortization of deferred sales commissions | | 4,698 |
| Gain on trading securities | | (229) |
| Loss on retirement of property and equipment | | 1 |
| Net purchases of trading securities | | (26,411) |
| Deferred income taxes | | 610 |
| Pension plan benefit | | (850) |
| Other | | 100 |
| Changes in assets and liabilities: | | |
| Fund receivables | | (468) |
| Due to affiliates | | 1,069 |
| Income tax receivable from parent | | (372) |
| Other receivables | | (179) |
| Deferred sales commissions | | (2,674) |
| Prepaid expenses and other current assets | | (287) |
| Accounts payable and payable to third party brokers | | (6,769) |
| Other accrued liabilities | | 1,070 |
| Net cash used in operating activities | | (50,111) |
| Cash flows from investing activity: | | |
| Additions to property and equipment | | (2,086) |
| Net cash used in investing activity | | (2,086) |
| Cash flows from financing activities: | | |
| Capital contribution from parent | | 29,000 |
| Net cash provided by financing activities | | 29,000 |
| Net decrease in cash and cash equivalents | | (23,197) |
| Cash and cash equivalents at beginning of year | | 42,565 |
| Cash and cash equivalents at end of year | $ | 19,368 |
| Supplemental disclosure of cash flow information: | | |
| Cash received during the year from parent for income tax benefit | $ | 11,652 |

See accompanying notes to financial statements.